11000 Equity Drive
Houston, Texas 77041 U.S.A.
Main 281.836.7000
Exterran.com

December 22, 2020

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention: Robert Shapiro
Stephen Kim

RE: Exterran Corporation
File No: 001-36875

Dear Mr. Shapiro and Mr. Kim:
Pursuant to the comment letter received from the Securities and Exchange Commission’s Division of Corporate Finance on December 21, 2020 regarding Exterran Corporation’s Form 10-K for the year ended December 31, 2019 and Form 10-Q for the fiscal quarter ended September 30, 2020, given the year-end Holiday’s, we hereby respectfully requests an additional ten business days to provide our response. As such, Exterran’s response will be submitted no later than January 20, 2021.

Very truly yours,

EXTERRAN CORPORATION

By:	/s/ DAVID A. BARTA
David A. Barta
Senior Vice President and Chief Financial Officer